Exhibit 99.1

Concord Medical Reports First Quarter 2012 Financial Results

BEIJING, May 21, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today reported its unaudited consolidated financial results for the first quarter ended March 31, 2012[1].

First Quarter 2012 Highlights

•	Total net revenues in the first quarter of 2012 were RMB106.7 million ($16.9 million), a 22.1% increase from the first quarter of 2011.

•	Gross profit in the first quarter of 2012 was RMB62.3 million ($9.9 million), a 13.9% increase from the first quarter of 2011.

•

Net income in the first quarter of 2012 was RMB25.0 million ($4.0 million), a 9.2% increase from the first quarter of 2011. Both basic and diluted earnings per American depositary share (“ADS”)[2]  for the first quarter of 2012 were RMB0.52 ($0.08).

•

Non-GAAP net income[3] in the first quarter of 2012 was RMB27.3 million ($4.3 million), a 7.9% increase from the first quarter of 2011. Both non-GAAP basic and diluted earnings per ADS for the first quarter of 2012 were RMB0.57 ($0.09).

•	Adjusted EBITDA[4] (non-GAAP) in the first quarter of 2012 was RMB73.6 million ($11.7 million), a 12.1% increase from the first quarter of 2011.

•

One new center was established and the lease and management service agreements of two centers expired in the first quarter of 2012, bringing the total number of centers in operation to 130 in 51 cities across 24 provinces in China, as of March 31, 2012. The Company has outstanding agreements to establish 38 new centers, as of March 31, 2012.

•	The numbers of treatment and diagnostic patient cases were 7,860 and 44,527 in the first quarter of 2012, respectively, representing a 0.9% and 43.0% increase from the first quarter of 2011.

“In the first quarter of 2012, we delivered healthy growth and increased net revenues by more than 22% compared with the first quarter of 2011,” said Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, “We are confident in our expansion strategy and growth prospects. We are pushing forward on all fronts to establish standalone hospitals, open new centers with hospital partners, pursue acquisition targets, and increase our utilization and efficiency at our existing facilities.”

First Quarter 2012 Results

Total net revenues were RMB106.7 million ($16.9 million) for the first quarter of 2012, up 22.1% from the first quarter of 2011, primarily due to the rise in patient cases from existing centers and the increase in number of centers in operation compared with first quarter of 2011.

Cost of revenues in the first quarter of 2012 was RMB44.4 million ($7.1 million), a 35.8% increase from the first quarter of 2011, primarily due to an increase in depreciation costs related to new equipment as well as rising consumable and other center-related expenses.

Gross profit margin in the first quarter of 2012 was 58.4% as compared to 62.6% in the first quarter of 2011. The lower gross profit margin was primarily due to an increase in depreciation cost as a result of business expansion, and opening of new centers.

Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB24.9 million ($4.0 million) in the first quarter of 2012 as compared to RMB19.9 million in the first quarter of 2011. The operating expenses are composed of RMB8.0 million ($1.3 million) in selling expenses and RMB16.9 million ($2.7 million) in G&A expenses, accounting for 7.5% and 15.9% of net revenues respectively. The increase was primarily due to rising promotional and marketing expenses relating to new centers established in the past 12 months. The company also spent RMB2.5 million ($0.4 million) in web-based marketing expenses in this quarter.

Operating income was RMB37.3 million ($5.9 million) in the first quarter of 2012, a 7.5% increase from the first quarter of 2011. Operating income excluding share-based compensation expenses (non-GAAP) was RMB39.6 million ($6.3 million), a 6.7% increase from the first quarter of 2011.

Income tax expense in the first quarter of 2012 was RMB8.8 million ($1.4 million), compared to an income tax expense of RMB8.9 million in the first quarter of 2011. The effective tax rate for the first quarter of 2012 was 26.0% as compared to 27.9% in the first quarter of 2011.

Net income in the first quarter of 2012 was RMB25.0 million ($4.0 million), a 9.2% increase from the first quarter of 2011. Both basic and diluted earnings per ADS for the first quarter of 2012 were RMB0.52 ($0.08).

Non-GAAP net income in the first quarter of 2012 was RMB27.3 million ($4.3 million), a 7.9% increase from the first quarter of 2011. Both non-GAAP basic and diluted earnings per ADS in the first quarter of 2012 were RMB0.57 ($0.09).

Adjusted EBITDA (non-GAAP) was RMB73.6 million ($11.7 million) for the first quarter of 2012, representing a 12.1% increase from the first quarter of 2011, primarily due to increase in operating income and depreciation expenses during the period.

Capital expenditure for the first quarter of 2012 was RMB36.0 million ($5.7 million), primarily on purchasing new equipment for new centers.

As of March 31, 2012, the Company had total fixed assets of RMB1,051.1 million ($166.9 million), cash of RMB281.7 million ($44.7 million), and restricted cash of RMB11.8 million ($1.9 million).

As of March 31, 2012, the Company had bank credit lines of RMB565.0 million ($89.7 million), of which RMB250.3 million ($39.7 million) were drawn down.

Accounts receivable was RMB233.3 million ($37.1 million) as of March 31, 2012, compared to RMB244.2 million as of December 31, 2011.

Days sales outstanding was approximately 201 days in the first quarter of 2012, as compared to 192 days in the fourth quarter of 2011, the increase was primarily due to seasonality impact arising from the Spring Festival in the first quarter of 2012.

Recent Developments

Update on Chang’an Hospital Acquisition — The Company is on schedule for all of the government approval processes. The Company plans to close the transaction by June 30, 2012, after which Chang’an will be consolidated into the Company. Revenue generated by Chang’an Hospital in the first quarter of 2012 increased significantly, as compared to the first quarter of 2011. The Company will provide more updates as the transaction moves forward.

In May 2012, Chang’an Hospital becomes the first Chinese hospital accredited with Stage 6 of Electronic Medical Record (EMR) capabilities by the U.S. Healthcare Information and Management Systems Society (HIMSS). Chang’an Hospital has been ranked the highest among Chinese hospitals in terms of EMR capabilities by China’s Ministry of Health.

Tele-radiotherapy Initiatives — The Company has established a Tele-radiotherapy Business Department, in collaboration with Jinwei Medical Services, Inc., a development-stage company that specializes in the tele-radiotherapy in China. Concord Medical plans to invest up to RMB 10 million ($1.6 million) in 2012 to expand its tele-radiotherapy service. The goal is to establish a tele-radiotherapy network that covers all of our centers in China and expand to new hospital partners, to alleviate the long-standing issue of shortages of radiotherapy expertise, especially in tier-II hospitals in China.

Share repurchase program — During the first quarter of 2012, the Company repurchased 573,033 ADSs, representing 1,719,099 ordinary shares, for an aggregate consideration of $2.2 million (including commissions), under the share repurchase program approved by the Board on September 30, 2011. Since the inception of the program, Concord Medical has repurchased 889,678 ADSs, representing 2,669,034 ordinary shares, for an aggregate consideration of $3.3 million (including commissions).

2012 Outlook

The Company expects to consolidate financial results of Chang’an Hospital beginning at the third quarter of 2012. Based on current market and operating conditions, planned business expansion and forecasted Chang’an Hospital financial results, the Company is maintaining its 2012 fiscal year business guidance, first announced in the Q4 2011 earnings release, as following:

•	Total net revenues of RMB590 million to RMB630 million, or 30%-40% growth from 2011 fiscal year;

•	Growth in total net revenues from lease and management services of 15% to 18%;

•	Revenue from Chang’an Hospital of RMB190 million to RMB210 million, reflecting consolidation of 6-months financial results; and

•	Network capital expenditures of RMB250 million to RMB275 million

The company is targeting to obtain the license for at least one specialty oncology hospital in 2012.

The foregoing reflects Concord Medical’s current and preliminary views, which are subject to change.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on May 22, 2012 (8:00 p.m. Beijing/Hong Kong time on May 22, 2012).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1-866-519-4004
International:	1-718-354-1231
U.K. Toll Free:	8082346646
China Toll Free:	400-620-8038 / 800-819-0121
Hong Kong Toll Free:	800-930-346
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following number until May 29, 2012:

U.S. Toll Free:	1-866-214-5335
International:	1-718-354-1232
Passcode:	78938897

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of March 31, 2012, the Company operated a network of 130 centers with 74 hospital partners that spanned 51 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income, and loss from disposal of property, plant and equipment. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Cindy Li

cli@soleburyir.com

(+86) 10 6563-0288

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Each ADS represents three ordinary shares of the Company.
[3]

Non-GAAP net income is defined in this announcement as net income excluding share-based compensation. Share-based compensation was RMB2.4 million and RMB 2.3 million ($0.4 million) in the first quarter 2011 and 2012, respectively.

[4]

Adjusted EBITDA is defined in this news release as net income plus interest, income taxes, depreciation and amortization, share-based compensation expenses, and other adjustments, including foreign exchange gains or losses and other income, and loss from disposal of property, plant and equipment.

Concord Medical Services Holdings Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2011 (*)	March 31, 2012
	RMB	RMB	US$

ASSETS
Current assets
Cash	219,078	281,653	44,725
Restricted cash, current portion	2,512	5,661	899
Held-to-maturity securities	100,466	—	—
Time deposits with original maturities exceeding three months	50,372	—	—
Accounts receivable	244,189	233,344	37,053
Prepayments and other current assets	61,630	69,557	11,046
Net investment in direct financing leases, current portion	49,821	66,154	10,505
Deferred tax assets, current portion	5,589	5,623	893

Total current assets	733,657	661,992	105,121

Non-current assets
Property, plant and equipment, net	1,068,703	1,051,109	166,909
Acquired intangible assets, net	129,018	124,762	19,811
Deposits for non-current assets	207,287	348,636	55,361
Net investment in direct financing leases, non-current portion	97,262	127,138	20,189
Deferred tax assets, non-current portion	20,866	21,016	3,337
Equity method investments	540	540	86
Other non-current assets	86,731	85,605	13,593
Restricted cash, non-current portion	22,012	6,165	979
Prepaid land lease payments	27,370	27,184	4,317

Total non-current assets	1,659,789	1,792,155	284,582

Total assets	2,393,446	2,454,147	389,703

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	15,000	15,000	2,382
Long-term bank borrowings, current portion	77,479	86,054	13,665
Accounts payable	2,170	830	132
Accrual for purchase of property, plant and equipment	13,294	9,920	1,575
Obligations under capital leases, current portion	3,582	3,582	569
Accrued expenses and other liabilities	59,097	55,910	8,878
Income tax payable	20,936	17,826	2,831
Deferred revenue, current portion	13,115	12,955	2,057
Contingent business acquisition consideration	11,999	13,749	2,183
Total current liabilities	216,672	215,826	34,272

Non-current liabilities
Long-term bank borrowings, non-current portion	108,700	159,240	25,286
Deferred revenue, non-current portion	6,839	5,518	876
Obligations under capital leases, non-current portion	2,289	1,481	235
Lease deposits	2,000	2,000	318
Deferred tax liabilities, non-current portion	18,850	18,293	2,905

Total non-current liabilities	138,678	186,532	29,620

Total liabilities	355,350	402,358	63,892

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasury stock	(1)	(2)	—
Additional paid-in capital	2,551,877	2,540,555	403,423
Accumulated other comprehensive loss	(17,595)	(17,567)	(2,790)
Accumulated deficit	(599,886)	(575,707)	(91,418)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,934,500	1,947,384	309,232
Non-controlling interests	103,596	104,405	16,579

Total equity	2,038,096	2,051,789	325,811

Total liabilities and equity	2,393,446	2,454,147	389,703

(*)	Amounts for the year ended December 31, 2011 were derived from the December 31, 2011 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	March 31, 2011 (*)	March 31, 2012
	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Lease and management services	81,198	94,408	14,991
Management services	588	1,803	286
Other, net	5,620	10,520	1,671

Total net revenues	87,406	106,731	16,948

Cost of revenues
Lease and management services	(26,517)	(36,056)	(5,725)
Amortisation of Acquired intangibles	(6,207)	(6,712)	(1,066)
Management services	—	(1,678)	(266)

Total cost of revenues	(32,724)	(44,446)	(7,057)

Gross profit	54,682	62,285	9,891

Operating expenses

Selling expenses	(4,051)	(7,979)	(1,267)
General and administrative expenses	(15,881)	(16,965)	(2,694)

Operating income	34,750	37,341	5,930
Interest expenses	(1,479)	(3,810)	(605)
Foreign exchange (loss) gain	(3,168)	60	10
Loss from disposal of property, plant and equipment	—	(1,396)	(222)
Interest income	1,659	1,559	248
Other income	—	7	1

Income before income taxes	31,762	33,761	5,362
Income tax expenses	(8,873)	(8,773)	(1,393)
Net income	22,889	24,988	3,969

Net income attributable to noncontrolling interests	528	809	128

Net income attributable to ordinary shareholders	22,361	24,179	3,841

Earnings per ADS
Basic /Diluted	0.48	0.52	0.08

Weighted average number of ADS outstanding:
Basic /Diluted	47,451,177	46,849,399	46,849,399

Other comprehensive (loss) income, net of tax
Foreign currency translation	(886)	28	4

Total other comprehensive (loss) income, net of tax	(886)	28	4

Comprehensive income	22,003	25,016	3,973

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended			For the three months ended
	March 31, 2011			March 31, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating income	34,750	2,367	37,117	37,341	2,271	39,612
Net income	22,889	2,367	25,256	24,988	2,271	27,259
Basic earnings per ADS	0.48	0.05	0.53	0.52	0.05	0.57
Diluted earnings per ADS	0.48	0.05	0.53	0.52	0.05	0.57

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2011	March 31, 2012
Net income	22,889	24,988
Interest expenses (income), net	(180)	2,251
Income tax expenses	8,873	8,773
Depreciation and amortization	28,493	33,964
Share-based compensation	2,367	2,271
Other adjustments	3,168	1,329

Adjusted EBITDA	65,610	73,576

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, income taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gains or losses and other income, and loss from disposal of property, plant and equipment.